OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **TRIUMPH WINE GROUP LLC**

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

DIRECTORS & OFFICERS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **William T Hough** `Dates of Board Service: **Sept. 2016 - current**

Principal Occupation: Retired.
Employer: Former founder and managing partner Basic Industries, Ltd.
Employer's principal business: Basic Industries is an Industrial Specialty Contractor providing insulation, blasting and coatings, scaffolding, fireproofing and abatement to the refinery/petrochemical, power generation, marine and mid-stream industries.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Managing Director/Chairman Dates of Service: Sept. 2016 - current

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Basic Industries, Ltd.
Employer's principal business: 402 Westchester Dr. Corpus Christi, TX 78408
Title: Former founder and managing partner Dates of Service: 1997 - 2014
Responsibilities: Strategic planning, capital planning, corporate and operational policy, fiscal management.

Name: **Robert D. Francis** Dates of Board Service: **April 2017 -current**

Principal Occupation: Chief Operating Officer
Employer: Dates of Service: July 2004 – March 2017
Employer: The Doctors Company
Employer's principal business: Medical profession liability insurance carrier.

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Managing Director Dates of Service: April 2017 - current

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: The Doctors Company
Employer's principal business: Nation's largest physician-owned medical professional liability carrier.
Title: Chief Operating Officer Dates of Service: 2004 – Mar 2017
Responsibilities: Managed the day-to-day operations. Responsible for all claims, underwriting, patient safety and risk management, sales and marketing, pricing, regulatory compliance, reinsurance strategy and acquisitions.

Name: **Kevin Fitzgerald** Dates of Board Service: **Sept. 2016-current**

Principal Occupation: Capital raising and managing a variety of real estate asset classes.
Employer Dates of Service: January 2015 - current

Employer's principal business: Acquisition and management of commercial real estate properties.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Managing Director/CFO/Secretary   Dates of Service: Sept. 2016 - current

Business Experience: List the employers, titles and dates of positons held during the past three years with an indication of job responsibilities:

Employer: Global Capital Advisors, LLC
Employer's principal business: Private equity real estate firm that is licensed to sponsor investments that qualify under EB-5Immigrant Investor program.
Title: Chief Executive Officer   Dates of Service: Jan 2015 - current
Responsibilities: Oversee $3B+ of commercial properties in the U.S.; managed investment partnership that have acquired 18,000 apartment units (75 properties in 15 states), as well as over 3 million square feet of office, retail and self-storage properties.

Employer: Oversees Investor Services LLC
Employer's principal business: Investment management firm that specializes exclusively in real estate, focusing on the needs of the rapidly growing demand to invest in the United States from offshore clients.
Title: Chief Executive Officer   Dates of Service: Jan 2012 – Dec 2014
Responsibilities: Overall management of the firms' activities, including real estate project selection, funding and managing client asset investments.

Name: **Richard Meigs**   Dates of Board Service: **Mar 2017 - Current**
Principal Occupation: Developing wine grape vineyards
Employer: Dates of Service: 2004 – current
Employers' principal business: Development of wine grape vineyards.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Managing Director   Dates of Service: Mar 2017 - current

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Mulvaney Meigs LLC
Employer's principal business: Developing wine grape vineyards
Title: Co-Managing Director   Dates of Service: 2004 - present
Responsibilities: Oversees the production and development of 145 acres of producing vineyards.

Employer: Cambial Vineyards LLC
Employer's principal business: Operating a wine grape vineyard.
Title: Co-Managing Partner   Dates of Service: 2006 - present
Responsibilities: Oversee the vineyard investment fund engaged in identifying and profiting from vineyard investment opportunities.

Name: **Guillermo Herrera**   Dates of Board: **July 2017 - Current**
    Principal Occupation: Vineyard management and equipment leasing
    Employer: Dates of Service: 2009 - current
    Employer's principal business: Management of premium vineyard properties.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

    Title: Managing Director   Dates of Service: July 2017 - current

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Heritage Vineyard Management
    Employer's principal business: Vineyard farm management and consulting.
    Title: CEO   Dates of Service: 2009 - Current
    Responsibilities: He currently manages premium vineyard properties for 30 clients representing over 800 acres in Napa, Sonoma, Solano, Lake and Mendocino Counties.

    Employer: Herancia Wine Company
    Employer's principal business: A limited production – high quality wine brand
    Title: CEO   Dates of Service: 2009 - Current
    Responsibilities: Oversee all aspects of vineyard management and wine production.

Name: **Jerome Kuenster**   Dates of Board Service: **Mar 2017 - current**
    Principal Occupation: Global sale and distribution of children's toys
    Employer: Dates of Service: August 2006 - current
    Employer's principal business:

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

    Title: Managing Member   Dates of Service: Mar 2017 - current

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: J & S Trading, the sales arm of Grant & Bowman, Inc.
    Employer's principal business: Global sale and distribution of children's toys
    Title: Owner/Operator   Dates of Service: Aug 2006 - current
    Responsibilities: Oversees all strategic and capital planning, sales, distribution and logistics of global sales in the children's toy industry.

OFFICERS OF THE COMPANY

Name: Robert Francis
      Title: CEO   Dates of Service: Apr 2017 -current
      Responsibilities: Oversee the day-to-day operations of the company, including growth strategy, distribution strategy, hiring, financial performance and regulatory compliance.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

      Position: Managing Director   Dates of Service: Apr 2017 - current

Name: Kevin Fitzgerald
      Title: CFO/Secretary   Dates of Service: Sept 2016-current
      Responsibilities: Capital planning and acquisition, marketing and brand awareness. Responsible for sales distribution to China market.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

      Position: Managing Director   Dates of Service: Sept 2016 - current

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1)   the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]
[Title]

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      (i) in connection with the purchase or sale of any security? ___ Yes _X_ No
      (ii) involving the making of any false filing with the Commission? ___ Yes _X_ No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ____Yes _X_No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ___ Yes _X_ No;

(ii) involving the making of any false filing with the Commission? ___ Yes _X_ No;

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ___ Yes _X_ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ___ Yes _X_ No

(B) engaging in the business of securities, insurance or banking? ___ Yes _X_ No

(C) engaging in savings association or credit union activities? ___ Yes _X_ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
___ Yes _X_ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ___ Yes _X_ No

(ii) places limitations on the activities, functions or operations of such person?
___ Yes _X_ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ___ Yes _X_ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ___ Yes _X_ No

(ii) Section 5 of the Securities Act? ___ Yes _X_ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ___ Yes _X_ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ___ Yes or _X_ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ___Yes _X_ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.